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                                      EXHIBIT 8


                                Brown, Todd & Heyburn
                                3200 Providian Center
                                 Louisville, KY 40202


                                         May 6, 1996


Peoples First Corporation
100 South 4th Street
P.O. Box 2200
Paducah, Kentucky  42002-2200

Guaranty Federal Savings Bank
502 Madison Street
Clarksville, Tennessee  37042


    Re:      CERTAIN FEDERAL INCOME TAX MATTERS

Gentlemen:

    You have requested our opinion regarding certain federal income tax consequences of the merger (the "Merger") of PFC Federal Savings Bank (the "Subsidiary"), which will be a wholly-owned subsidiary of Peoples First Corporation ("PFC"), into Guaranty Federal Savings Bank ("Bank"), a federally chartered savings bank with its principal office in Clarksville, Tennessee. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Acquisition Agreement between the Bank and PFC dated as of February 16, 1996 (the "Agreement").

                              DESCRIPTION OF THE MERGER

    PFC is a bank holding company under the Bank Holding Company Act of 1956, as amended, and is a corporation incorporated under the laws of the Commonwealth of Kentucky. PFC conducts a complete range of commercial and personal banking activities through its subsidiaries. PFC's authorized capital stock consists of
(i) 30,000,000 shares of common stock ("PFC Common Stock"), of which sufficient shares are unissued and available for issuance to shareholders of the Bank in the Merger, and (ii) 6,000,000 shares of preferred stock, of which no shares are issued. Each share of PFC Common Stock has identical rights and preferences. PFC Common Stock is quoted by the NASDAQ Stock Market's National Market System.

    PFC will cause the Subsidiary to be formed as a federally chartered savings bank. The Subsidiary's authorized capital stock


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will consist of 2,000 shares of common stock of a par value of $.01 per share, of which 1,000 shares will be issued and outstanding and held by PFC.

    The Bank's authorized capital stock consists of (i) 140,000 shares of common stock of a par value of $1.00 per share ("Bank Common Stock"), of which 114,000 shares are either issued and outstanding, and (ii) 100,000 shares of serial preferred stock of par value of $1.00 per share, of which no shares are issued.

    In the Merger, shareholders of the Bank will receive PFC Common Stock in exchange for their Bank Common Stock. Each share of Bank Common Stock (other than shares of dissenters and shares purchased for cash in lieu of the issuance of fractional shares of PFC Common Stock) held by a shareholder of the Bank will be exchanged for shares of PFC Common Stock.

    No fractional shares of PFC Common Stock will be issued in the Merger. In lieu of issuing fractional shares, PFC will pay each holder of Bank Common Stock entitled to a fractional share of PFC Common Stock an amount of cash equal to the fraction multiplied by PFC Common Stock Price.

    The Subsidiary will merge into the Bank pursuant to the Agreement and a related Plan and Agreement of Merger. The Bank will be the surviving corporation (the "Surviving Corporation") of the Merger. After the Merger, PFC will own all of the issued and outstanding shares of Bank Common Stock.

                         BUSINESS REASONS FOR THE TRANSACTION

    In view of dramatic changes in the financial services industry, the Merger offers PFC and the Bank important competitive advantages. A combination of their resources should enhance future growth and profitability, since the Bank, as the survivor the Merger, should be able to generate cost savings, draw upon a larger business base, make larger loans, and develop new and innovative services. PFC desires to take advantage of this acquisition opportunity to expand into new markets and to diversify its financial operations.

                                   REPRESENTATIONS

    With respect to the Merger, PFC and the Bank have made the following representations to us:

         1. The fair market value of PFC Common Stock to be received in the Merger by each shareholder of the Bank will, in each instance, be approximately equal to the fair market value of Bank Common Stock surrendered therefor.

         2. The cash received by shareholders of the Bank who receive cash in lieu of fractional shares of PFC Common Stock in the Merger will be approximately equal to the fair market value of Bank Common Stock surrendered therefor.


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         3.   None of the shareholders of the Bank holding 1% or more of the outstanding Bank Common Stock has any plan or intention to sell or otherwise dispose of the PFC Common Stock to be received in exchange therefor.

         4. There is no plan or intention by the shareholders of the Bank who own 1% or more of the Bank Common Stock, and the management of PFC and the Bank know of no plan or intention on the part of the remaining shareholders of the Bank, to sell, exchange, or otherwise dispose of an amount of shares of PFC Common Stock to be received by them in the Merger which would reduce the Bank shareholders' holdings of PFC Common Stock to a number of shares having, in the aggregate, a value at the time of the Merger of less than 50% of the total value of Bank Common Stock outstanding immediately before the Merger. For purposes of this representation, shares of Bank Common Stock held by dissenters who receive cash, shares of Bank Common Stock acquired for cash in lieu of fractional shares, and shares of Bank Common Stock sold, redeemed, or otherwise disposed of, prior or subsequent to the Merger and as part of the Merger, will be considered to be Bank Common Stock outstanding at the time of the Merger.

         5. Following the Merger, the Bank will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets it held immediately prior to the Merger and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Subsidiary immediately prior to the Merger. For purposes of this representation, assets held by the Bank or the Subsidiary to pay their reorganization expenses and assets held by the Bank to pay dissenters, if any, and all redemptions and distributions (except for regular, normal distributions) made by the Bank immediately preceding the Merger and which are a part of the plan of reorganization will be considered as assets held by the Bank or the Subsidiary, as the case may be, immediately prior to the Merger.

         6. PFC has no plan or intention to sell, exchange, or otherwise dispose of the Bank Common Stock to be received in the Merger, to liquidate the Bank, to merge the Bank with any other corporation, or to cause the Bank to sell or otherwise dispose of any of its or any of the Subsidiary's assets to be acquired in the Merger, except for dispositions made in the ordinary course of business.

         7. No dividends or distributions, other than regular, normal dividends and distributions, have been or will be made with respect to Bank Common Stock prior to the Merger.

         8. No stock of the Subsidiary will be issued to any shareholder of the Bank in the Merger.

         9. The liabilities of the Subsidiary, if any, assumed by the Bank and the liabilities, if any, to which the transferred


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assets of the Subsidiary are subject were incurred by the Subsidiary in the ordinary course of its business.

         10. The liabilities of the Bank have been or will be incurred by the Bank in the ordinary course of business and will be associated with its assets.

         11. At the time of the Merger, the fair market value of the assets of the Bank will exceed the sum of its liabilities plus the amount of liabilities to which its assets are subject.

         12. PFC, the Subsidiary, the Bank, and the shareholders of each of them, will pay their own expenses incurred in connection with the Merger.

         13. There is no intercorporate indebtedness between or among PFC, the Subsidiary, and the Bank, which was issued, acquired, or which will be settled as a discount.

         14. In the Merger, shares of Bank Common Stock representing control of the Bank within the meaning of the Internal Revenue Code of 1986, as amended (the "IRC"), Section 368(c) will be exchanged solely for PFC Common Stock. For purposes of this representation, shares of Bank Common Stock exchanged for cash or other property originating with PFC will be treated as outstanding Bank Common Stock on the date of the Merger.

         15. The payment by PFC of cash to shareholders of the Bank in lieu of fractional shares of PFC Common Stock is solely for the purpose of avoiding the expense and inconvenience to PFC of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid to shareholders of the Bank in lieu of issuing fractional share interests of PFC Common Stock will not exceed 1% of the total consideration that will be given to shareholders of the Bank in exchange for their Bank Common Stock.

         16. PFC has no plan, intention, or understanding with the Bank or with any shareholder of the Bank to redeem or otherwise reacquire any shares of PFC Common Stock that will be issued to the Bank shareholders in the Merger.

         17. PFC has not owned, nor does it presently own, directly or indirectly, any shares of Bank Common Stock.

         18. Prior to the Merger, PFC will be in control of the Subsidiary within the meaning of IRC Section 368(c).

         19. Following the Merger, the Bank will not issue additional shares of its stock which will result in PFC losing control of the Bank within the meaning of IRC Section 368(c).

         20. None of the compensation to be received by the shareholder-employees of the Bank will be part of the consideration for their Bank Common Stock. Any consideration to be paid to any


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shareholder-employees will be for services actually rendered and will be commensurate in each instance with amounts paid to third parties bargaining at arms-length for similar services. None of the PFC Common Stock to be received by any shareholder-employee of the Bank is separate consideration for, or allocable to, any compensation owed to such shareholder-employee.

         21. None of the parties to the Merger is an investment company within the meaning of IRC Sections 368(a)(2)(F)(iii) and (iv).

         22. The Bank is not under the jurisdiction of a court under Title 11 of the United States Code nor is it involved, other than as a creditor, in a receivership, foreclosure, or similar proceeding in a federal or state court.

         23. At the time of the Merger, the Bank will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire Bank Common Stock that, if exercised, would affect PFC's acquisition or retention of control of the Bank within the meaning of IRC Section 368(c).

                                       OPINIONS

    On the basis of the foregoing facts and representations, and assuming the Merger is carried out in accordance therewith, we are of the opinion that:

         1. The Merger will constitute a reorganization under IRC Sections 368(a)(1)(A) and 368(a)(2)(E). PFC, the Subsidiary, and the Bank will each be a "party to a reorganization" within the meaning of IRC Section 368(b).

         2. No gain or loss will be recognized by the Bank upon the receipt of the assets of the Subsidiary. IRC Section 1032(a).

         3. No gain or loss will be recognized by PFC on the receipt of Bank Common Stock. IRC Section 354(a).

         4. No gain or loss will be recognized by the Subsidiary upon the transfer of its assets to the Bank. IRC Section 361(a)(1).

         5. No gain or loss will be recognized by the shareholders of the Bank upon the receipt solely of PFC Common Stock in exchange for their shares of Bank Common Stock. IRC Section 354(a)(1).

         6. The basis of the shares of PFC Common Stock to be received by shareholders of the Bank (including any fractional share interest in PFC Common Stock they may be deemed to have received (see opinion 9)) will be the same as the basis of Bank Common Stock surrendered in exchange therefor. IRC
Section 358(a)(1).

         7. The holding period of the shares of PFC Common Stock to be received by the shareholders of the Bank (including any fractional share interest to which they may be entitled) will


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include the period during which Bank Common Stock exchanged therefor was held by such shareholders, provided that the Bank Common Stock was held as a capital asset on the date of the Merger. IRC Section 1223(1).

         8. The basis of the stock of the Bank in the hands of PFC will be equal to PFC's basis in the stock of the Subsidiary immediately before the Merger increased by the Bank's net basis in its assets immediately after the Merger. Treas. Reg. Section 1.358-6(c).

         9. The payment of cash in lieu of fractional share interests of PFC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by PFC. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in IRC Section 302(a). Rev. Proc. 77-41, 1977-2 C.B. 574; Rev. Rul. 66-365, 1966-2
C.B. 116. As provided in IRC Section1001, gain or loss will be realized and recognized measured by the difference between the redemption price and the adjusted basis of PFC Common Stock surrendered therefor.

         10. The Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Subsidiary as of the time of the Merger. Any deficit in the earnings and profits of the Bank or the Subsidiary will be used only to offset the earnings and profits accumulated after the Merger. IRC Section 381(c)(2); Treas. Reg. Section 1.381(c)(2)-1.

                            *      *      *      *      *

    Our opinions are based upon existing laws applied to the facts and representations stated in this letter. Any change in the law, or in the accuracy of the facts and representations upon which we have relied, could result in the invalidation of any one or more of our opinions.

                                  Sincerely,

                                  BROWN, TODD & HEYBURN PLLC



                                  By /s/ David L. Beckman, Jr.
                                     David L. Beckman, Jr., Member